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jbaris@mofo.com

July 12, 2016

FILED VIA EDGAR

Keith Gregory, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Victory Portfolios II— Post-Effective Amendment No. 46;
File Nos.: 333-181176 and 811-22696

Dear Mr. Gregory:

On behalf of Victory Portfolios II (the “Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on June 17, 2016 and July 5, 2016, relating to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-181176 and 811-22696), filed on May 6, 2016 (“PEA 46”), with respect to the Victory CEMP Global High Dividend Defensive Fund (the “Fund”).  PEA 46 was filed for the purpose of changing the name, investment objective and investment strategy of the Victory CEMP Multi-Asset Growth Fund.

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA 46.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the document, as appropriate.  References to page numbers correspond to the page numbers of PEA 46.

1)                                     Please enter the Fund’s name and series and class identifiers on EDGAR.

Response:  The Registrant has updated the Fund’s name and series and class identifiers on EDGAR.

2)                                     Please ensure that the Registrant includes the appropriate Tandy representations in its response letter to comments from the Staff of the Commission.

Response:  The Registrant has included the appropriate Tandy representations in this letter to the Staff of the Commission.

3)                                     The term “dividend” suggests a type of investment and requires an 80 percent policy with respect to investments in dividend paying securities.  A fund can use any reasonable means to determine what a dividend paying security refers to, for example, common or preferred shares of companies that have paid dividends in the last year have a history of paying consistent dividends, or where the adviser or analyst believes are likely to pay dividends in the next year.

Response: The Registrant believes that the use of the term “dividend” in a fund’s name does not trigger the 80 percent requirement of Rule 35d-1 because the Registrant believes that the phrase “high dividend” suggests an investment objective or strategy rather than a type of investment.  The Staff of the Commission has noted that there are instances when a term or phrase in the name of a fund does not indicate a particular type of investment or industry but, instead, refers to the investment objective or strategy of the fund.  In the Staff of the Commission’s guidance titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” Questions 8 and 9 discuss this possibility.  Specifically, those questions and answers note that terms such as “tax-sensitive,” “income” and “growth and income” suggest the investment objective or strategy of a fund rather than the type of investment.  For example, the guidance states “the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”

Similarly, the Registrant believes that “high dividend” suggests an investment objective or strategy of achieving high dividends.  Therefore, the Registrant believes that the Fund’s name does not fall within the Rule 35d-1’s 80 percent naming policy.

4)                                     Fund Fees and Expenses, page 1, footnote 1:  Please include the dollar amount of the contingent deferred sales charges that apply to Class C shares of the Fund.

Response:  Footnote 1 has been added with respect to Class A shares and states “A contingent deferred sales charge of 0.75% may be imposed on Class A shares with respect to purchases of $1,000,000 or more that are redeemed within 12 months of purchase.  For additional information, see Choosing a Share Class beginning on page 13.”

5)                                     Fund Fees and Expenses, page 1, footnote 2:  To the extent applicable, please explain, supplementally, why the fees are restated and what contractual expenses were restated.  For example, do any of the contractual expenses include management fees?  If applicable, please explain why those fees were not included in the line item for management fees.

Response: The Registrant restated fees in the Fund Fees and Expenses table on October 28, 2015 to reflect the contractual fees charged by new service providers.  The fees included in PEA 46 carry-over these fees and do not reflect any changes from the disclosures contained in the prospectus dated October 28, 2015 or any changes in investment advisory fees.

6)                                     Fund Fees and Expenses, page 1, footnote 2:  Please confirm, supplementally, that the restatement complies with Instruction 3(d) to Item 3 of Form N-1A.

Response: The Registrant confirms that the restatement of fees is consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A.

7)                                     Fund Fees and Expenses, page 1:  Please explain, supplementally, why there is no figure included for the management fee in the fee table.  We note that footnote 3 indicates that there is a management fee, but that the management fee has been waived.  Please revise the disclosure as necessary.

Response:  No management fee is indicated under “Management Fees” because the contractual management fee is 0.00 percent.

8)                                     Fund Fees and Expenses, page 1, footnote 3:  Please disclose all exclusions to the fee waiver, as appropriate.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

9)                                     Fund Fees and Expenses, page 1, footnote 3:  Please revise the sentence with respect to recoupment in footnote 3 such that recoupment is limited to the lesser of (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

10)                              Fund Fees and Expenses, page 1, footnote 3:  Please delete the last sentence of footnote 3, which states that “from time to time, the Adviser may also voluntarily waive fees and/or reimburse expenses in amounts exceeding those required to be waived or reimbursed under the contractual agreement in place with respect to the Fund,” as only contractual waivers may be described in the footnote.

Response:  The Registrant has deleted the last sentence of footnote 3.

11)                              Fee Example Narrative, page 2:  Please disclose the existence of the fee waiver and that it will remain in place for the length of its term, for example, one year.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

12)                              Principal Investment Strategies, page 2:  We note that the Registrant discloses “Sector Risk” as a principal risk.  Please disclose any sectors or geographic areas in which the Fund will principally invest.  Please also disclose how the Fund’s assets are allocated among the Underlying Funds to achieve the Fund’s investment objective.

Response:  The Registrant will remove “Sector Risk” as a principal risk.

13)                              Principal Investment Strategies, page 2:  Please disclose that the Fund may invest in preferred stock, futures and foreign currencies, either directly or indirectly, through the Underlying Funds as such investments are included as principal risks of the Fund.  If these are not principal investments, please move these risks to the non-principal risk section.  We note that futures are included in derivatives that are disclosed as a non-principal strategy and a non-principal risk in Item 9.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

14)                              Principal Investment Strategies, page 2:  The Fund’s disclosure states that the Fund may invest in any market capitalization, however, the principal risks include “Smaller Capitalization Stock Risk.”  Please address this inconsistency by either disclosing a principal investment in smaller companies or deleting the risk factor.

Response:  The Registrant will revise the disclosure to state that “When selecting Underlying Funds for investment, the Adviser does not take into consideration the market capitalization of the equity securities in which the Underlying Funds invest and, therefore, the Fund’s investments may include small-, mid- and large-capitalization securities.”

15)                              Principal Investment Strategies, page 2:  Please disclose when the Fund may sell a portfolio holding.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

16)                              Principal Investment Strategies, page 2:  Please revise the last two paragraphs describing the Fund’s principal investment strategies to comply with the Commissions plain English rules, as these paragraphs contain industry jargon.  In particular, we note the terms: “individual security risk control,” “volatility weighting,” “risk adjusted returns,” “tactical defensive approach” and “utilizing a long/cash component.”

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

17)                              Principal Investment Strategies, page 2:  Please expressly describe how the Fund will directly or indirectly, through Underlying Funds, invest its assets in investments that are tied economically to a number of countries throughout the world.  For example, the Fund could include a policy that, under normal circumstances, it will invest significantly, e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets, directly or indirectly through Underlying Funds in companies organized or located in multiple countries outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S.

Please disclose that a fund may treat a company, domiciled, organized, incorporated, headquartered, located and/or principally traded in the U.S. as tied economically to countries outside the U.S. if the fund demonstrates to us that the company derives at least 50% of its revenues or profits from goods produced and sold, investments made or services performed in the countries outside of the U.S. or have at least 50% of its assets in those countries.

Please revise the disclosure to state that “The Fund considers a company to be outside of the U.S. if the company is organized or domiciled in a foreign country and its stock principally trades on a foreign exchange.”

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

18)                              Principal Investment Strategies, page 2:  We note that the Fund discloses that it will use derivatives as a principal strategy in Item 9. Please disclose the types of derivatives that the Fund will use and the related risk factors.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

19)                              Principal Risks of Investing in the Fund, page 3:  Please tailor “Equity Risk” such that it encompasses Underlying Funds.

Response:  The Registrant believes that the existing disclosure is appropriate, and refers the Staff to the introductory language, applicable to each principal risk, which states that “The Fund’s investments are subject to the following principal risks, either directly or indirectly through investment in the Underlying Funds:”

20)                              Principal Risks of Investing in the Fund, page 3:  To the extent the Fund invests in exchange-traded funds (“ETFs”) as a principal strategy, please disclose separate ETF risks, e.g., liquidity, expenses, premiums and discounts, absence of an active trading market and trading halts.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

21)                              Principal Risks of Investing in the Fund, page 3:  If Fund shares are sold through banks, please add disclosure that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

22)                              Purchase and Sale of Fund Shares, page 6:  Please explain the meaning of “good order,” or reference to where the information may be found in the Fund’s prospectus.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

23)                              Additional Fund Information, Investments, page 7:  Please include preferred securities in the Investments section, as these are included as a principal risk.  If not, please remove preferred stock disclosure from the principal investment and risks section, and, instead, move the disclosure to the non-principal strategy  and risk section of the prospectus, or to the statement of additional information (“SAI”).

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

24)                              Additional Fund Information, Investments, page 7:  Please consider providing more fulsome disclosure of the Fund’s principal investment strategies in Item 9 as Item 4 is intended as a brief summary.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

25)                              Additional Fund Information, Investments, page 7:  Principal risks disclosed in Item 4 and Item 9 are essentially the same.  We note that Item 9 should not duplicate, but, rather, should include enhanced risk disclosure.  Accordingly, please revise the Item 9 disclosure to provide more information about the risk of investing in the Fund.  See IM Guidance Update 2014-08 (June 2014).

Response:  The Registrant will revise the disclosure to address the Staff’s comment, and notes that it has provided a summary of the Fund’ s principal risks in response to Item 4.

26)                              Additional Fund Information, page 11:  Please state that additional information is available on the Fund’s website free of charge.  Please also consider stating that the information on sales loads can also be found in the prospectus.  In the alternative, please consider moving this section to where sales loads are discussed in the prospectus.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

27)                              Calculation of Sales Charges, page 14:  Please clarify the meaning of “eligibility requirement of its share classes.”

Response: The Registrant will revise the disclosure to address the Staff’s comments.

28)                              Directed Dividend Option, page 22:  Please clarify whether shareholders will pay sales charges on dividends reinvested in a different Victory Fund.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

29)                              Manager-of-Managers Structure, page 26:  Please consider deleting this disclosure, as the Fund does not utilize a manager-of-managers structure.

Response:  The Registrant will revise the disclosure to address the Staff’s comment, and has moved this disclosure to the Fund’s SAI.

30)                              Financial Highlights, page 27:  Please also present the Fund’s financial information for the period between the end of the last fiscal year and the date of the last balance sheet or statement of assets and liabilities, in accordance with Instructions 1(a) to Item 13 of Form N-1A.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

31)                              SAI, fundamental policy on concentration, page 3:  Please clarify the disclosure by removing “market value of its assets” and replacing it with “total assets.”

Response:  The Registrant will revise this fundamental policy to clarify that the restriction applies to the Fund’s total assets.

32)                              SAI, non-fundamental policies narrative, page 3:  Please clarify that the limitation on borrowing is not limited to the time of acquisition.

Response:  The Registrant believes that no change is necessary because the narrative clearly states that “Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a Fund’s assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the Fund’s acquisition of such security or other asset except in the case of borrowing (or other activities that may be deemed to result in the issuance of a “senior security” under the 1940 Act).”

33)                              SAI, non-fundamental policies narrative, page 3:  A fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies.  Please consider adding disclosure indicating that the Fund will consider the concentration of these underlying investment companies when determining its own concentration policy.

Response:  The Registrant notes that page 15 of the SAI states, in relevant part: “For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Fund generally does not look through investments in Underlying Funds for purposes of applying their concentration limitations, unless an Underlying Fund itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invest would be counted for purposes of calculating the Fund’s concentration limitation.”  The Registrant believes that this disclosure is appropriate and that no further disclosure is required.

34)                              SAI, Disclosure of Portfolios Holdings, page 25:  Please clarify whether the duty to keep information confidential that applies to each entity listed in the bullets also includes a prohibition not to trade on prohibited information and/or a confidentiality agreement.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

35)                              SAI, Management of the Trust, page 26:  Please disclose why the Fund has determined that its leadership structure is appropriate given the specific characteristics of the Fund.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

36)                              SAI, Compensation of the Trustees, page 32:  The disclosure states that “The Board reserves the right to award reasonable compensation to any Interested Trustee.”  The disclosure also states that “No ‘interested persons’ who serve as a Trustee of the Trust receive any compensation for their services as Trustee.”  Please clarify this discrepancy.

Response: The Registrant believes that this disclosure is correct as written.  The disclosure contemplates a situation when an individual who is not an employee of the Adviser may serve as a Trustee of the Trust and may be an interested person of the Trust solely because the Trustee owns a de minimis amount of the equity securities of the Fund’s investment adviser or distributor.  In this case, the Board would like the discretion to compensate this Trustee because the Trustee would not otherwise receive compensation from the investment adviser or distributor.

37)                              SAI, Independent Trustee Table, page 34:  Instruction 1 to Item 17(b)(4) requires information on the ownership of Fund shares and shares complex-wide as of the most recently completed calendar year.  Please revise the table accordingly, and include the period when each prior independent trustees ceased.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

38)                              SAI, Investment Adviser, page 35:  Please clarify the relationship between Compass EMP, the investment franchise, and Victory Capital Management Inc., the investment adviser.

Response:  The Registrant believes that no further disclosure is necessary, as the disclosure states that the Adviser’s multiple investment teams are referred to as “investment franchises.”

39)                              SAI, Portfolio Managers Compensation, page 39:  If appropriate, please identify any benchmark used to measure the portfolio managers’ compensation that is used in addition to the composite performance of all accounts managed by the manger.

Response:  The Registrant will clarify the disclosure to state that the Adviser also reviews data “provided by various independent third-party consultants that specialize in competitive salary information,” but that such data is not considered a definitive benchmark.

40)                              SAI, Transfer Agent, page 42:  Please explain, supplementally, why the asterisk period is not a full fiscal year.  Consider disclosing the explanation in the footnote.

Response: The indicated period reflects a change in service providers.

41)                              SAI, Code of Ethics, page 44:  Please disclose whether the Codes of Ethics were adopted under Rule 17j-1 under the Investment Company Act of 1940, as amended.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

42)                              SAI, Proxy Voting Policies and Procedures, page 44:  Please describe the Fund or the adviser’s proxy voting policies in a more fulsome manner.  In the alternative, the Registrant may include such policies or the guidelines of ISS in the registration statement.

Response:  In connection with its annual update, the Registrant will revise the disclosure to summarize how the Fund will vote proxies with respect to particular issues.  The Registrant believes it is appropriate to coordinate this disclosure with the similar disclosures in other investment companies across the Victory Funds complex.

43)                              SAI, Brokerage Allocation and Other Practices, page 45:  Please clarify whether any brokerage commissions were paid to any affiliated broker during the last three most recent fiscal years, and whether any commissions will be paid on a going-forward basis.  If so, please disclose the information required by Item 21(b) of Form N-1A.

Response:  The Registrant will revise the disclosure to confirm that no brokerage commissions have been paid to any affiliates of the Adviser.

44)                              Letters of Intent, page 50:  Please include the disclosure of the $50,000 amount in the letter of intent section of the prospectus.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

* * * *

The Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

We appreciate your time and attention to PEA 46 and this letter responding to the Staff’s comments.  If you have any additional questions concerning the filing, please call me at (212) 468-8053 or Matthew J. Kutner at (212) 336-4061.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:

Leigh A. Wilson, Chairman

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

Matthew J. Kutner, Morrison & Foerster LLP